Exhibit 99.1

FCA announces distribution of ownership in GEDI Gruppo Editoriale

Fiat Chrysler Automobiles N.V. (FCA) (NYSE: FCAU / MTA: FCA) announced today the completion on July 1-2, 2017 of the previously announced distribution of the shares in GEDI Gruppo Editoriale S.p.A. (GEDI) received by FCA through the combination of Itedi S.p.A. (in which FCA had been a shareholder) and GEDI. Certain FCA shareholders that are not eligible to receive GEDI shares in the distribution will instead receive the cash proceeds from the sale of GEDI shares to which they otherwise would be entitled. The record date for the distribution with respect to FCA common shares held through participants in the Monte Titoli system will be July 4, 2017 and with respect to FCA common shares held through direct participants in the DTC system will be July 6, 2017, which accounts for the different standard settlement periods as well as different trading days in the different primary markets.

As previously announced, GEDI Shares will not be delivered in the United States or to U.S. persons as part of the distribution. All GEDI Shares that would otherwise be delivered into the United States or to a U.S. person will be sold along with any GEDI shares that would otherwise be delivered to holders that do not have an account with Monte Titoli to which GEDI shares may be deposited. The proceeds of such sales, after any expenses, will be delivered to holders pro rata according to their respective entitlements. These cash proceeds will be distributed following the completion of a sale process which will be carried out in accordance with Italian stock market regulations over a time period that cannot currently be predicted. FCA will announce the payment date promptly once it is determined.

Additional information related to this transaction has been made available on the investor relations page of the FCA website at https://www.fcagroup.com/en-us/investors/stock_info_and_shareholder_corner/shareholder_meetings/pages/default.aspx .

London, 2 July 2017

This press release contains forward-looking statements. These statements are based on the FCA group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA group’s control.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com